                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1.   NAME AND ADDRESS OF COMPANY
          Kinross Gold Corporation ("Kinross" or the "Company"),
          52nd Floor, 40 King St. West,
          Toronto, ON   M5H 3Y2

ITEM 2.   DATE OF MATERIAL CHANGE
          February 15, 2005

ITEM 3.   NEWS RELEASE
          News release was issued by Kinross in Toronto on February 15, 2005 with respect to the material change and filed via SEDAR.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          Kinross announced a 37% increase in gold reserves at December 31, 2004 from 14.1 million to 19.4 million ounces. The Company also announced gold production for the period ended December 31, 2004 of 1.65 million ounces at total cash costs per ounce of approximately $242*.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          The Company announced that Proven and Probable gold reserves at December 31, 2004 increased 37% from 14.1 million ounces to 19.4 million ounces. Silver reserves at the end of 2004 are 32.8 million ounces. Reserves were calculated using a $350 gold price and $5.50 silver price and resources were calculated using a $400 gold price and $5.50 silver price for 2004. Reserves and resources for 2003 were calculated using a $325 and $350 gold price, respectively. The change in reserves was calculated as follows:

                                                    `000 oz. Gold
                                                    -------------
            Opening Reserves                           14,131
              Depleted through mining                  (1,913)
              Acquired (Paracatu)                       4,316
              Reserve additions                         2,876
                                                    -------------
            Ending Balance                             19,410

          GOLD RESERVES AND RESOURCES HISTORY

                                        2000     2001     2002     2003     2004
                                    --------------------------------------------

          Proven and Probable          6,920    5,661   13,153   14,131   19,410

          Measured and Indicated      10,489    9,460    7,724    6,244    8,186

             [GRAPH SHOWING GOLD RESERVES AND RESOURCES - 2000-2004]




          The Gurupi project has not been included in reserves at year-end as a feasibility study is still in progress. A drill program is underway at Paracatu that may significantly expand the reserve base at the mine, and influence how we approach the expansion at that operation.

          See also the proven and probable mineral reserves and measured and indicated mineral resources charts attached.

          The Company also announced that gold equivalent production for the year ended 2004 was 1.65 million ounces at total cash costs per ounce* of approximately $242.

          The following is the mine by mine production information:

                                                      PRODUCTION
                                                         2004
                                                       (OUNCES)
                                                  ------------------
             PRIMARY OPERATIONS
                   Fort Knox                           338,300
                   Round Mountain                      387,800
                   Porcupine                           193,800
                   Paracatu                             92,300
                   La Coipa                            150,900
                   Crixas                               93,500
                   Musselwhite                          76,600
                   Kettle River                         96,800
                   Refugio                               9,800
             OTHER OPERATIONS:
                   Kubaka                              123,600
                   New Britannia                        23,700
                   Lupin                                66,600
                                                  ------------------
                                                     1,653,700

          As previously announced, the Company's release of financial results will be delayed until a third party independent valuation on the value of the goodwill that arose from the merger with TVX Gold Inc. and Echo Bay Mines Ltd. is completed.

          In addition, the Board of Directors approved a budget for 2005 that contemplates a production level of approximately 1.6 million ounces. This is a decline from the 1.65 million ounces reported for 2004, primarily due to the closure of Lupin and New Britannia and the delayed start at Refugio until the second quarter of 2005. Total cash costs are expected to be marginally higher than 2004, between $250-$255 per ounce, primarily as a result of higher consumable costs and the impact of the weaker US dollar on non-US dollar based operating costs.

          Capital costs are budgeted to be $160 million with the major expenditures being; $43 million at Fort Knox, $36 million at Paracatu, $25 million at Refugio and $22 million at Porcupine.

THIS MATERIAL CHANGE REPORT INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING THE KINROSS' FINANCIAL STATEMENTS FOR ITS FISCAL YEAR ENDED DECEMBER 31, 2004, POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ANY RESTATEMENT OF HISTORICAL FINANCIAL STATEMENTS IS DEPENDANT ON THE OUTCOME OF THE INDEPENDENT VALUATION OF THE ACQUIRED ASSETS, AND KINROSS DOES NOT KNOW WHAT THAT OUTCOME WILL BE. OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES. ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS.

* TOTAL CASH COSTS PER OUNCE IS A NON-GAAP MEASURE INTENDED TO PERMIT INVESTORS TO EVALUATE THE COMPANY'S ABILITY TO MANAGE CURRENT CASH COSTS RELATED TO ITS MINING OPERATIONS DURING THE PERIOD, INCLUDING LABOR, SUPPLIES, AND UTILITIES, COMPARED TO THE PERFORMANCE OF OTHER GOLD PRODUCERS IN MANAGING SIMILAR CASH COSTS OVER THE SAME PERIOD. DUE TO THE SUBSTANTIAL HISTORICAL AND ONGOING CAPITAL COSTS ASSOCIATED WITH MINING OPERATIONS THAT VARY FROM PERIOD TO PERIOD, REALIZED REVENUES AND CASH COSTS SHOULD NOT BE VIEWED BY INVESTORS AS A MEASURE OF LIQUIDITY OR CASH FLOWS ASSOCIATED WITH THE COMPANY'S OPERATIONS. THE COMPANY USES THIS INFORMATION FOR ASSESSING THE RELATIVE CURRENT PERFORMANCE AND OPERATING EFFICIENCIES OF EACH OF ITS INDIVIDUAL MINING OPERATIONS. THIS INFORMATION IS FACTORED INTO DECISIONS AS TO POTENTIAL EXPANSION, CAPITAL EXPENDITURES, AND CONTINUATION OR TERMINATION OF MINING OPERATIONS. TOTAL CASH COSTS PER OUNCE IS A STANDARD GOLD MINING INDUSTRY MEASURE THAT WAS DEVELOPED IN CONJUNCTION WITH THE GOLD INSTITUTE IN AN EFFORT TO PROVIDE A LEVEL OF COMPARABILITY AMONG PRECIOUS METALS PRODUCERS. THIS MEASURE DIFFERS FROM EARNINGS DETERMINED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") AND SHOULD NOT BE CONSIDERED IN ISOLATION OR A SUBSTITUTE FOR MEASURES OF PERFORMANCE DETERMINED IN ACCORDANCE WITH GAAP. TOTAL CASH COSTS MAY REFLECT ADJUSTMENTS FOR ITEMS THAT ARE RECURRING SUCH AS CHANGE IN INVENTORY AND SITE RESTORATION COST ACCRUALS. TOTAL CASH COSTS PER OUNCE DOES NOT HAVE A STANDARDIZED MEANING PRESCRIBED BY GAAP, AND THEREFORE MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES OF OTHER MINING COMPANIES. A RECONCILIATION OF TOTAL CASH COSTS WITH OPERATING COSTS PER THE CONSOLIDATED FINANCIAL STATEMENTS WILL BE PUBLISHED BY THE COMPANY ONCE ITS DECEMBER 31, 2004 YEAR END FINANCIAL STATEMENTS ARE AVAILABLE.

ITEM 6.   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
          N/A

ITEM 7.   OMITTED INFORMATION
          N/A

ITEM 8.   EXECUTIVE OFFICER
          Ms. Shelley M. Riley
          Corporate Secretary
          Telephone: (416) 365-5198
          Facsimile: (416) 365-0237

ITEM 9.   DATE OF REPORT
          February 25, 2005.

                                                KINROSS GOLD CORPORATION

                                                PER:  /s/ Shelley Riley
                                                      ------------------------
                                                      Shelley Riley
                                                      Corporate Secretary


MINERAL RESERVE AND RESOURCE STATEMENT                                                  PROVEN AND PROBABLE MINERAL RESERVES
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7,23)                                                             $350/oz gold
KINROSS GOLD CORPORATION'S SHARE AT DECEMBER 31, 2004                                                        $5.50/oz silver
----------------------------------------------------------------------------------------------------------------------------
       Property         Location   Kinross            Proven                    Probable             Proven and Probable
                                   Interest  Tonnes    Grade   Ounces   Tonnes    Grade   Ounces   Tonnes    Grade   Ounces
                                     (%)     (,000)    (g/t)   (000s)   (,000)    (g/t)   (000s)   (,000)    (g/t)   (000s)
----------------------------------------------------------------------------------------------------------------------------
GOLD
NORTH AMERICA
----------------------------------------------------------------------------------------------------------------------------
Fort Knox and area (13)  USA        100.0%   53,333     0.76    1,301   47,471     1.02    1,556  100,803     0.88    2,858
----------------------------------------------------------------------------------------------------------------------------
Round Mtn and area (14)  USA         50.0%   45,179     0.57      824   30,129     0.67      652   75,309     0.61    1,475
----------------------------------------------------------------------------------------------------------------------------
Porcupine JV (9,12)      Canada      49.0%   11,005     1.31      463   23,072     1.65    1,223   34,077     1.54    1,685
----------------------------------------------------------------------------------------------------------------------------
Aquarius (10)            Canada     100.0%        -        -        -   15,017     2.16    1,042   15,017     2.16    1,042
----------------------------------------------------------------------------------------------------------------------------
Musselwhite (12)         Canada      31.9%    1,897     5.61      342    1,447     5.70      265    3,343     5.65      607
----------------------------------------------------------------------------------------------------------------------------
Lupin Mine               Canada     100.0%       33     8.47        9        -        -        -       33     8.47        9
----------------------------------------------------------------------------------------------------------------------------
New Britannia            Canada      50.0%        -        -        -        -        -        -        -          -      -
----------------------------------------------------------------------------------------------------------------------------
Kettle River             USA        100.0%      169     9.98       54        -        -        -      169     9.98       54
----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                    111,615     0.83    2,993  117,136     1.26    4,738  228,751     1.05    7,731
----------------------------------------------------------------------------------------------------------------------------

SOUTH AMERICA
----------------------------------------------------------------------------------------------------------------------------
Paracatu                 Brazil     100.0%  425,947     0.44    6,025  178,464     0.43    2,437  604,411     0.44    8,463
----------------------------------------------------------------------------------------------------------------------------
La Coipa (12,15,19,20)   Chile       50.0%    9,159     1.25      369    4,089     1.04      137   13,248     1.19      506
----------------------------------------------------------------------------------------------------------------------------
Refugio                  Chile       50.0%   49,160     0.88    1,388   12,867     0.80      329   62,027     0.86    1,717
----------------------------------------------------------------------------------------------------------------------------
Crixas (11, 18)          Brazil      50.0%    1,386     6.13      273      683     7.22      159    2,069     6.49      432
----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                    485,651     0.52    8,055  196,103     0.49    3,062  681,754     0.51   11,116
----------------------------------------------------------------------------------------------------------------------------

ASIA
----------------------------------------------------------------------------------------------------------------------------
Kubaka and area (16,17)  Russia      98.1%      424     3.55       48      614    10.60      209    1,038     7.72      258
----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                        424     3.55       48      614    10.60      209    1,038     7.72      258
----------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD w/o BLANKET                      597,691     0.58   11,096  313,853     0.79    8,009  911,544     0.65   19,104
----------------------------------------------------------------------------------------------------------------------------
Blanket (22)             Zimbabwe   100.0%      684     4.32       95    1,536     4.26      210    2,220     4.28      305
----------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD W BLANKET                        598,375     0.58   11,191  315,389     0.81    8,219  913,764     0.66   19,410
----------------------------------------------------------------------------------------------------------------------------

SILVER
SOUTH AMERICA
----------------------------------------------------------------------------------------------------------------------------
La Coipa (12,15,19,20)   Chile       50.0%    9,159     68.1   20,044    4,089     94.6   12,437   13,248     76.3   32,480
----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                      9,159     68.1   20,044    4,089     94.6   12,437   13,248     76.3   32,480
----------------------------------------------------------------------------------------------------------------------------
ASIA
----------------------------------------------------------------------------------------------------------------------------
Kubaka and area (16,17)  Russia      98.1%      424      9.0      123      614     12.4      245    1,038     11.0      368
----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                        424      9.0      123      614     12.4      245    1,038     11.0      368
----------------------------------------------------------------------------------------------------------------------------
TOTAL SILVER                                  9,583     65.5   20,167    4,703     83.9   12,682   14,286     71.5   32,848
----------------------------------------------------------------------------------------------------------------------------

Rounding differences may occur


                                                                                          MEASURED AND INDICATED MINERAL RESOURCES
                                                                                                                      $400/oz gold
MINERAL RESERVE AND RESOURCE STATEMENT                                                                             $5.50/oz silver
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE RESERVES) (2,3,4,6,7,8,23)
KINROSS GOLD CORPORATION'S SHARE AT DECEMBER 31, 2004
----------------------------------------------------------------------------------------------------------------------------------
       Property         Location  Kinross           Measured                     Indicated              Measured and Indicated
                                  Interest Tonnes    Grade    Ounces     Tonnes   Grade    Ounces     Tonnes    Grade    Ounces
                                    (%)    (,000)    (g/t)    (000s)     (,000)   (g/t)    (000s)     (,000)    (g/t)    (000s)
----------------------------------------------------------------------------------------------------------------------------------
GOLD
NORTH AMERICA
----------------------------------------------------------------------------------------------------------------------------------
Fort Knox and area (13)  USA       100.0%   11,927     0.65        251    24,970    0.74        591    36,897     0.71        842
----------------------------------------------------------------------------------------------------------------------------------
Round Mtn and area (14)  USA        50.0%   14,749     0.48        227    21,437    0.57        393    36,186     0.53        620
----------------------------------------------------------------------------------------------------------------------------------
Porcupine JV (9,12,19)   Canada     49.0%    3,043     2.62        256    23,473    1.87      1,412    26,515     1.96      1,668
----------------------------------------------------------------------------------------------------------------------------------
Aquarius (10)            Canada    100.0%        -        -          -         -       -          -         -        -          -
----------------------------------------------------------------------------------------------------------------------------------
Musselwhite (12,19)      Canada     31.9%      496     3.94         63       427    6.50         89       922     5.12        152
----------------------------------------------------------------------------------------------------------------------------------
Lupin Mine               Canada    100.0%        -        -          -       446    9.33        134       446     9.33        134
----------------------------------------------------------------------------------------------------------------------------------
New Britannia            Canada     50.0%       40     4.77          6     1,066    5.14        176     1,106     5.12        182
----------------------------------------------------------------------------------------------------------------------------------
Kettle River             USA       100.0%        -        -          -         -       -          -         -        -          -
----------------------------------------------------------------------------------------------------------------------------------
George-Goose Lake (10)   Canada    100.0%        -        -          -     2,842   11.78      1,076     2,842    11.78      1,076
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                    30,254     0.83        803    74,660    1.61      3,871   104,913     1.39      4,674
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
SOUTH AMERICA
----------------------------------------------------------------------------------------------------------------------------------
Paracatu                 Brazil    100.0%    1,645     0.30         16       647    0.31          6     2,292     0.30         22
----------------------------------------------------------------------------------------------------------------------------------
La Coipa (12,15,19,20)   Chile      50.0%    9,077     0.91        266     5,033    1.09        176    14,110     0.97        442
----------------------------------------------------------------------------------------------------------------------------------
Refugio                  Chile      50.0%   21,688     0.78        541    11,616    0.68        256    33,304     0.74        797
----------------------------------------------------------------------------------------------------------------------------------
Crixas (11,18)           Brazil     50.0%      324     7.10         74       193    5.80         36       517     6.62        110
----------------------------------------------------------------------------------------------------------------------------------
Gurupi (10, 21)          Brazil    100.0%        -        -          -    53,283    1.11      1,907    53,283     1.11      1,907
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                    32,734     0.85        897    70,772    1.05      2,380   103,505     0.98      3,277
----------------------------------------------------------------------------------------------------------------------------------
ASIA
----------------------------------------------------------------------------------------------------------------------------------
Kubaka and area (16,17)  Russia     98.1%       92     3.89         12         -       -          -        92     3.89         12
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                        92     3.89         12         -       -          -        92     3.89         12
----------------------------------------------------------------------------------------------------------------------------------
AUSTRALIA
----------------------------------------------------------------------------------------------------------------------------------
Norseman (10)            Australia 100.0%        -        -          -     1,482    2.55        122     1,482     2.55        122
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                         -        -          -     1,482    2.55        122     1,482     2.55        122
----------------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD w/o BLANKET                      63,080     0.84      1,711   146,914    1.35      6,373   209,993     1.20      8,084
----------------------------------------------------------------------------------------------------------------------------------
Blanket (22)             Zimbabwe  100.0%        -        -          -       724    4.35        101       724     4.35        101
----------------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD W BLANKET                        63,080     0.84      1,711   147,638    1.36      6,474   210,717     1.21      8,186
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
SILVER
SOUTH AMERICA
----------------------------------------------------------------------------------------------------------------------------------
La Coipa (12,15,19,20)   Chile      50.0%    9,077     34.0      9,916     5,033    35.2      5,695    14,110     34.4     15,612
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                     9,077     34.0      9,916     5,033    35.2      5,695    14,110     34.4     15,612
----------------------------------------------------------------------------------------------------------------------------------
ASIA
----------------------------------------------------------------------------------------------------------------------------------
Kubaka and area (16,17)  Russia     98.1%       92      9.3         28         -       -          -        92      9.3         28
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                        92      9.3         28         -       -          -        92      9.3         28
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SILVER                                 9,169     33.7      9,944     5,033    35.2      5,695    14,202     34.3     15,639
----------------------------------------------------------------------------------------------------------------------------------

Rounding differences may occur

MINERAL RESERVE AND RESOURCE STATEMENT

(1) Unless otherwise noted, the Company's reserves are estimated using appropriate cut-off grades derived from an assumed gold price of $US 350 per oz, and a silver price of $US 5.50 per oz. Reserves are estimated using current and/or projected process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery.

(2) Unless otherwise noted, the Company's resources are estimated using appropriate cut-off grades derived at a gold price of $US 400 per oz and a silver price of $US 5.50 per oz.

(3) The Company's reserves and resources as at December 31, 2004 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definition and Guidelines" as per Canadian Securities Administrator's National Instrument 43-101 ("the Instrument") requirements.

(4) CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES. US Investors are advised that use of the terms "measured resource", "indicated resource " and "inferred resource" are recognized and required by Canadian Securities regulations. These terms are not recognized by the U.S. Securities and Exchange Commission.

     U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.

(5) The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 applied in the United States by the Securities and Exchange Commission.

(6) Mineral resource and reserve estimates completed under the supervision of Mr. R. Cooper, P. Eng, an officer of Kinross, who is a qualified person as defined by Canada's National Instrument 43-101

(7) The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate reserves and resources. Independent data verification has not been performed.

(8)  Resources, unlike reserves, do not have demonstrated economic viability.

(9) Includes the Pamour deposit which is subject to permitting from Canadian authorities. Permits are required to mine south of highway 101, which is outside the phase one mine plan. There is a high level of assurance that the project will receive all of the permits required to complete development.

(10) Undeveloped property, development assumes successful permitting allowing mining operations to be conducted.

(11) Operated by AngloGold Ltd.

(12) Operated by Placer Dome Inc.

(13) Includes mineral reserves and resources from the undeveloped Gil and Ryan Lode deposits, both are part of the Fort Knox and area. The Company holds a 100% interest in the properties forming the Fort Knox and area except for the Gil property in which the Company holds an 80% interest.

(14) Includes mineral reserves and resources from the undeveloped Gold Hill deposit, exploitation of which is dependent on successful permitting.

(15) Includes mineral reserves and resources from the undeveloped Puren Norte deposit, exploitation of which is dependent on successful permitting.

(16) Includes mineral reserves and resources from the Birkachan deposit. Open pit mining at Birkachan has been approved, underground mining remains to be permitted by Russian authorities.

(17) Includes mineral reserves and resources from the undeveloped Tsokol deposit, exploitation of which is dependent on successful permitting.

(18) Mineral reserves reported at a gold price of $375 per ounce, mineral resources reported at a gold price of $425 per ounce

(19) Mineral reserves reported at a gold price of $350 per ounce, mineral resources reported at a gold price of $425 per ounce.

(20) Mineral reserves reported at a silver price of $5.00 per ounce, mineral resources reported at a silver price of $6.00 per ounce.

(21) Feasibility Study currently underway

(22) Blanket Mine is not included in Kinross' Financial Disclosure Statements

(23) Mineral resource and reserve estimates completed using the following foreign exchange rates:

     $ CAD to $ US 1.35

     Rubles to $US   29.00

     Chilean Peso to $US  575.00

     Brazilian Reais to $US  3.00

STATEMENT OF INFERRED RESOURCES
In addition to the reported measured and indicated resources estimated at a gold price of $400, inferred resources total 132,096,000 tonnes at an average grade of 1.05 grams per tonne gold. Inferred silver resources total 853,000 tonnes at an average grade of 44.1 grams per tonne using a $5.50 silver price.